EXHIBIT 99.1

B Communications Ltd. Expects to Receive Approximately NIS 286 Million in Dividends from Bezeq

Ramat-Gan, Israel, September 21, 2015 - B Communications Ltd. (Nasdaq and TASE: BCOM) (“B Communications”) announced today that on September 21, 2015 shareholders at the General Meeting of its controlled subsidiary, Bezeq - The Israel Telecommunications Corp., Ltd. ("Bezeq"), approved the payment of a dividend of NIS 933 million to Bezeq's shareholders. The dividend, which is based on Bezeq’s dividend distribution policy, is expected to be paid on October 26, 2015. B Communications expects to receive approximately NIS 286 million (approximately US$ 74 million at current exchange rates) from this distribution.